UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☒  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number:

VICINITY MOTOR CORP.
(Exact name of Registrant as specified in its charter)

British Columbia	3711	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

3168, 262nd Street
Aldergrove, British Columbia, Canada V6B 1R4

Attention: William Trainer

Chief Executive Officer

Telephone: (604) 607-4000
(Address and telephone number of Registrant’s principal executive offices)

Delaney Corporate Services Ltd.
99 Washington Avenue, Suite 805A
Albany, New York 12210
Telephone: (518) 465-9242

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common Shares, no par value	VEV	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐          No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☐            No☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

 ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

EXPLANATORY NOTE

Vicinity Motor Corp. (the “Company” or the “Registrant”) is a Canadian public company whose common shares are listed on the TSX Venture Exchange. The Company is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined by Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Registration Statement on Form 40-F, including the exhibits attached hereto and incorporated herein may contain “forward-looking statements” within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact are forward-looking statements.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information is based on the Registrant’s opinions, estimates and assumptions in light of the Registrant’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Registrant currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: the Registrant being able to generate sufficient cash flow from operations and obtain necessary financing on acceptable terms; general economic, financial market, regulatory and political conditions in which the Registrant operates will remain the same; the Registrant being able to compete in the bus manufacturing industry; the Registrant being able to manage anticipated and unanticipated costs; the Registrant being able to maintain internal controls over financial reporting and disclosure and procedures; the Registrant being able to maintain consumer interest in the Registrant’s products and services; the timely receipt of any required regulatory approvals; the Registrant’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Registrant’s ability to conduct operations in a safe, efficient and effective manner; and government regulation of the Registrant’s activities will remain the same.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Registrant to be appropriate and reasonable as of the date of this Registration Statement on Form 40-F, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

●	statements with respect to the intentions, plans and future actions of the Registrant;

●	statements relating to the business and future activities of the Registrant;

●	anticipated developments in operations of the Registrant;

●	market position, ability to compete and future financial or operating performance of the Registrant;

●	the timing and amount of funding required to execute the Registrant’s business plans;

●	capital expenditures;

●	the effect on the Registrant of any changes to existing or new legislation or policy or government regulations;

●	the availability of labour; requirements for additional capital;

●	goals, strategies and future growth;

●	the adequacy of financial resources;

●	expectations regarding revenues, expenses and anticipated cash needs;

●	and the impact of the COVID-19 pandemic on the business and operations of the Registrant; and

●	such other factors discussed in greater detail under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2020, which is filed as Exhibit 99.93 hereto and incorporated by reference herein.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2020, which is filed as Exhibit 99.93 hereto and incorporated by reference herein, should be considered carefully by prospective investors.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. Forward-looking information is provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, intended or projected. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should carefully consider the maters as further discussed under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2020, which is filed as Exhibit 99.93 hereto and incorporated by reference herein.

The forward-looking statements contained in, or incorporated by reference into, this Registration Statement on Form 40-F are made as of the date of this Registration Statement on Form 40-F or as otherwise specified. Except as required by applicable securities law, the Registrant undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information. All forward-looking statements contained in this Registration Statement on Form 40-F are expressly qualified in their entirety by this cautionary statement.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Registration Statement on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to applicable Canadian auditing and auditor independence standards and independence in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) and the Public Company Accounting Oversight Board.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.112, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.112, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF THE SECURITIES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the year ended December 31, 2020, which is filed as Exhibit 99.93 hereto and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B.(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020, based upon the daily average closing rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$1.27. The exchange rate of Canadian dollars into United States dollars, on May 12, 2021, based upon the daily average closing rate as quoted by the Bank of Canada, was US$1.00 = Cdn$1.21.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Registrant’s contractual obligations at December 31, 2020:

		Payments due by period (in thousands of Cdn$)
Contractual Obligations	Carrying Amount on Balance Sheet	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Accounts Payable	12,908	12,908	12,908		—	—
Current Debt Facilities	2,532	2,532	2,532		—	—
Credit Facility	5,759	5,786	5,786		—	—
Other Long-Term Liabilities reflected on the Registrant’s Financial Statements	553	572	289	165	62	56
Total	21,752	21,789	21,515	165	62	56

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, www.vicinitymotorcorp.com, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities to which this registration statement relates.

Any changes to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2021	VICINITY MOTOR CORP.

	By:	/s/ William Trainer
William Trainer
Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Registration Statement on Form 40-F.

Exhibit Number	Exhibit Description
99.1	Press Release dated February 7, 2020
99.2	Press Release dated March 4, 2020
99.3	Press Release dated March 9, 2020
99.4	Press Release dated March 18, 2020
99.5	Press Release dated March 20, 2020
99.6	Press Release dated March 26, 2020
99.7	Report on exempt distribution excluding Schedule 1 of 45-106F1 dated March 26, 2020
99.8	Form 51-102F3 dated March 26, 2020
99.9	Press Release dated April 21, 2020
99.10	Form 13-502F1 dated April 28, 2020
99.11	Audited Consolidated Financial Statements for the years ended December 31, 2019 and December 31, 2018
99.12	Form 13-501F1 dated April 28, 2020
99.13	Management’s Discussion and Analysis for the year ended December 31, 2019
99.14	Form 52-109FV1 dated April 28, 2020 (CFO)
99.15	Form 52-109FV1 dated April 28, 2020 (CEO)
99.16	Press Release dated April 28, 2020
99.17	Press Release dated May 19, 2020
99.18	Unaudited Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2020 and 2019
99.19	Management’s Discussion and Analysis for the three months ended March 31, 2020

99.20	Form 52-109FV2 dated May 26, 2020 (CFO)
99.21	Form 52-109FV2 dated May 26, 2020 (CEO)
99.22	Press Release dated May 26, 2020
99.23	Press Release dated August 11, 2020
99.24	Unaudited Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2020 and 2019
99.25	Management’s Discussion and Analysis for the six months ended June 30, 2020
99.26	Form 52-109FV2 dated August 24, 2020 (CFO)
99.27	Form 52-109FV2 dated August 24, 2020 (CEO)
99.28	Press Release dated August 24, 2020
99.29	Press Release dated September 21, 2020
99.30	Notice to Canadian Securities Regulatory Authorities of the Annual General and Special Meeting of Shareholders of Grande West Transportation Group Inc. to be held on December 4, 2020, dated October 5, 2020
99.31	Press Release dated October 8, 2020
99.32	Press Release dated October 26, 2020
99.33	Form 51-102F3 dated October 28, 2020
99.34	Press Release dated October 29, 2020
99.35	Press Release dated October 30, 2020
99.36	Press Release dated November 4, 2020
99.37	Press Release dated November 4, 2020
99.38	Press Release dated November 4, 2020
99.39	Voting Instruction Form for Annual General and Special Meeting to be held on December 4, 2020
99.40	Financial Statements Request Form for Shareholders
99.41	Notice of Annual General and Special Meeting of Shareholders of Grande West Transportation Group Inc. to be held on December 4, 2020, dated October 30, 2020
99.42	Management Information Circular for the Annual General and Special Meeting to be held on December 4, 2020, dated October 30, 2020
99.43	Form of Proxy for Annual General and Special Meeting of Shareholders of Grande West Transportation Group Inc. to be held on December 4, 2020
99.44	Press Release dated November 12, 2020
99.45	Press Release dated November 16, 2020
99.46	Press Release dated November 18, 2020
99.47	Press Release dated November 19, 2020
99.48	Press Release dated November 20, 2020
99.49	Form 51-102F3 dated November 23, 2020
99.50	Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2020 and 2019
99.51	Management’s Discussion and Analysis for the three and nine months ended September 30, 2020
99.52	Form 52-109FV2 dated November 23, 2020 (CFO)
99.53	Form 52-109FV2 dated November 23, 2020 (CEO)
99.54	Press Release dated November 23, 2020
99.55	Press Release dated November 24, 2020
99.56	Form 45-106F1 dated November 26, 2020
99.57	Press Release dated December 1, 2020
99.58	Press Release dated December 3, 2020
99.59	Press Release dated December 4, 2020
99.60	Press Release dated December 9, 2020
99.61	Press Release dated December 15, 2020
99.62	Press Release dated December 16, 2020
99.63	Press Release dated December 24, 2020
99.64	Press Release dated December 29, 2020
99.65	Press Release dated January 4, 2021
99.66	Notice to Canadian Securities Regulatory Authorities of the Annual General and Special Meeting of Shareholders of Grande West Transportation Group Inc. to be held on March 24, 2021, dated January 22, 2021

99.67	Press Release dated February 1, 2021
99.68	Press Release dated February 22, 2021
99.69	Press Release dated February 22, 2021
99.70	Press Release dated February 25, 2021
99.71	Voting Instruction Form for Extraordinary Meeting of Shareholders of Grande West Transportation Group Inc. to be held on March 24, 2021
99.72	Notice of Extraordinary Meeting of Shareholders of Grande West Transportation Group Inc. to be held on March 24, 2021, dated February 17, 2021
99.73	Management Information Circular for Extraordinary Meeting of Shareholders of Grande West Transportation Group Inc. to be held on March 24, 2021, dated February 17, 2021
99.74	From of Proxy for Extraordinary Meeting of Shareholders of Grande West Transportation Group Inc. to be held on March 24, 2021
99.75	Press Release dated February 12, 2021
99.76	Press Release dated March 1, 2021
99.77	Press Release dated March 5, 2021
99.78	Press Release dated March 8, 2021
99.79	Form 51-102F3 dated March 8, 2021
99.80	Press Release dated March 10, 2021
99.81	Press Release dated March 17, 2021
99.82	Press Release dated March 25, 2021
99.83	Press Release dated March 25, 2021
99.84	Press Release dated March 26, 2021
99.85	Press Release dated March 29, 2021
99.86	Certificate of Change of Name dated March 29, 2021
99.87	Form 13-502F1 dated March 31, 2021
99.88	Audited Annual Consolidated Financial Statements for the years ended December 31, 2020 and December 31, 2019
99.89	Form 13-501F1 dated March 31, 2021
99.90	Management’s Discussion and Analysis for the year ended December 31, 2020
99.91	Form 52-109F1-AIF dated March 31, 2021 (CFO)
99.92	Form 52-109F1-AIF dated March 31, 2021 (CEO)
99.93	Annual Information Form for the year ended December 31, 2020
99.94	Press Release dated March 31, 2021
99.95	Qualification Certificate dated April 5, 2021
99.96	Appendix C to National Instrument 41-101 dated April 5, 2021 (Christopher Strong)
99.97	Appendix C to National Instrument 41-101 dated April 5, 2021 (Andrew Imanse)
99.98	Press Release dated April 7, 2021
99.99	Preliminary Short Form Base Shelf Prospectus dated April 5, 2021
99.100	Receipt from British Columbia Securities Commission for Preliminary Short Form Base Shelf Prospectus, dated April 7, 2021
99.101	Press Release dated March 1, 2021
99.102	Press Release dated April 6, 2021
99.103	Press Release dated April 19, 2021
99.104	Loan Agreement, dated October 23, 2017, between Royal Bank of Canada, as Lender and Grande West Transportation International Ltd., as Borrower, and the Guarantors party thereto
99.105	Final Short Form Base Shelf Prospectus dated April 19, 2021
99.106	Receipt from British Columbia Securities Commission for Final Short Form Base Shelf Prospectus dated April 20, 2021
99.107	Corrected Receipt from British Columbia Securities Commission for Final Short Form Base Shelf Prospectus dated April 20, 2021
99.108	Undertaking regarding Short Form Base Shelf Prospectus, dated April 21, 2021
99.109	Press Release dated April 27, 2021
99.110	Press Release dated May 10, 2021
99.111	Press Release dated May 12, 2021
99.112	Consent of PricewaterhouseCoopers LLP